EX-99.B-77D

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

Waddell & Reed Advisors Funds

Supplement dated November 16, 2011 to the

Waddell & Reed Advisors Fixed Income and Money Market Funds Prospectus

dated January 31, 2011

and as supplemented October 31, 2011

Effective January 1, 2012, each Fund that currently imposes a redemption fee no longer will do so. Accordingly, all references in this Prospectus to redemption fees, including in the expense tables of each applicable Fund, are deleted effective as of that date.

*****

The following is added as a bullet point to the section entitled “Your Account – Choosing a Share Class – Sales Charge Waivers for Certain Investors – Class A shares may be purchased at NAV by:” on page 45 of the Waddell & Reed Advisors Fixed Income and Money Market Funds prospectus:

▪	Shareholders purchasing into accounts that owned shares of any Fund within the Ivy Funds prior to December 16, 2002, and who were eligible to purchase Class A shares at NAV as of such date.

Waddell & Reed Advisors Funds

Supplement dated November 16, 2011 to the

Waddell & Reed Advisors Funds Statement of Additional Information

dated October 31, 2011

Effective January 1, 2012, each Fund that currently imposes a redemption fee no longer will do so. Accordingly, all references in this Statement of Additional Information to redemption fees are deleted effective as of that date.

*****

The following language is added as a new paragraph directly before the last paragraph of the section entitled “Purchase, Redemption and Pricing of Shares – Net Asset Value Purchases of Class A Shares” on page 88 of the Waddell & Reed Advisors Funds statement of additional information:

Shareholders purchasing into accounts that owned shares of any Fund within the Ivy Funds prior to December 16, 2002, and who were eligible to purchase Class A shares at NAV as of such date may purchase Class A shares at NAV.